UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41089

 Advanced Health Intelligence Ltd

(Translation of registrant’s name into English)

 71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibits 99.1 and 99.2 to this Report on Form 6-K are copies of the press releases and market announcements of Advanced Health Intelligence Ltd, dated June 13, 2023: “Advanced Health Intelligence Ltd to undertake AUD$5 million private placement”, “Advanced Health Intelligence Ltd (ASX: AHI) – Trading Halt”, “Advanced Health Intelligence Ltd Pause in Trading”, “Advanced Health Intelligence Ltd Proposed Issue of Securities”, and “Advanced Health Intelligence Ltd - Response to ASX Price Query Letter”.

99.1	Press Release, dated June 13, 2023
99.2	Market Announcement, dated June 13, 2023
99.3	Market Announcement, dated June 13, 2023
99.4	Market Announcement, dated June 13, 2023
99.5	Market Announcement, dated June 13, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED HEALTH INTELLIGENCE LTD

Date: June 13, 2023	By:	/s/ Scott Montgomery
		Name:	Scott Montgomery
		Title:	Chief Executive Officer

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